Exhibit 12.1

MARATHON PETROLEUM CORPORATION

Computation of Ratio of Earnings to Fixed Charges

TOTAL ENTERPRISE BASIS – Unaudited

(In millions)

	For the Years Ended December 31,
	2011	2010	2009	2008	2007
Portion of rentals representing interest	$41	$45	$41	$43	$38
Capitalized interest	114	83	78	60	9
Other interest and fixed charges	60	1	1	1	1

Total fixed charges (A)	$215	$129	$120	$104	$48

Earnings-pretax income with applicable adjustments (B)	$3,848	$1,063	$748	$1,986	$3,456

Ratio of (B) to (A)	17.9	8.2	6.2	19.1	72.0